Exhibit 99(a)(5)(3)

IMMEDIATE ACTION REQUIRED

To:	Shareholder of Asia Satellite Telecommunications Holdings Limited,

ADS holder of Asia Satellite Telecommunications Holdings Limited

19 March 2007

Dear Sirs,

Proposed Privatisation of Asia Satellite Telecommunications Holdings Limited (“AsiaSat”)

We note from AsiaSat’s shareholder register as at 19 March 2007, in conjunction with the non-registered investors labels provided by HKSCC Nominees Limited as at 14 March 2007, and from the Depositary’s list of ADS Holders as at 16 March 2007, that you are listed as an AsiaSat Shareholder or a beneficial owner or ADS Holder holding AsiaSat Shares (including AsiaSat Shares underlying ADSs). We assume that you are holding these AsiaSat Shares either as a beneficial owner or as a nominee.

BACKGROUND

On 13 February 2007, AsiaCo Acquisition Ltd. (formerly named Modernday Limited) (the “Offeror”) announced jointly with AsiaSat the proposed privatisation of AsiaSat by way of a scheme of arrangement under section 99 of the Companies Act of Bermuda, and the possible mandatory general offer for AsiaSat, (the “Joint Announcement”). Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the scheme document dated 19 March 2007 (the “Scheme Document”) issued by AsiaSat and the Offeror. This letter should be read in conjunction with the Scheme Document which contains, among other things, further details of the Proposals.

Under the privatisation proposal, all the public shareholders of AsiaSat Shares, which includes the beneficial owners of the AsiaSat Shares you are holding if you are acting as a nominee or intermediary, will receive HK$18.30 in cash in exchange for each AsiaSat Share held and ADS Holders will be paid under the terms of the ADS Deposit Agreement (based on the same price per AsiaSat Share multiplied by ten, reflecting the number of AsiaSat Shares underlying each ADS) upon surrender of the ADSs (less any fees and expenses of the ADS Depositary in connection with currency conversions under the ADS Deposit Agreement and withholding taxes, if applicable), (the “Proposed Privatisation”). You should be aware that the implementation of the Proposed Privatisation is subject to the satisfaction or waiver, as applicable, of the conditions as detailed in the Scheme Document, and so the Proposed Privatisation may or may not become effective.

The HK$18.30 offer price is final and will not be increased. AsiaSat Shareholders should be aware that the Offeror will not be allowed to further increase the offer price, save in wholly exceptional circumstances namely in the event of a higher competing offer which is recommended by the Board of the Company, as provided by Rule 18.3 of the Takeovers Code.

AsiaSat Shareholders should note that, as at 16 March 2007, the last trading date prior to the date of this letter, the price of AsiaSat Shares has increased by 24% since the date of the Joint Announcement. The AsiaSat share price closed in a range of HK$12.52 to HK$15.00 in the six months prior to the Joint Announcement. The Share Offer Price and the equivalent offer price per ADS offered under the Proposals represents a premium of approximately 29.8% over the closing price of HK$14.10 per AsiaSat Share on 9 February 2007 (the date on which AsiaSat Shares were suspended from trading prior to the Joint Announcement), and a premium of approximately 30.7% over the closing price of HK$14.00 per AsiaSat Share on 8 February 2007 (the last full trading day prior to the date of the Joint Announcement).

It is important that the beneficial owners exercise their right to vote in this transaction.

IMMEDIATE ACTION REQUIRED

IMMEDIATE ACTION REQUIRED — BENEFICIAL OWNERS AND NON-REGISTERED SHAREHOLDERS

If you are a beneficial owner of AsiaSat Shares, we strongly encourage you to exercise your right to vote as outlined in the Scheme Document. If you keep any shares in a share lending programme, or think you might keep any shares in a share lending programme, we urge you to recall any outstanding AsiaSat Shares on borrow to avoid market participants using borrowed stock to vote against the Proposed Privatisation which could have a potentially destructive impact on the value of your AsiaSat Shares.

Non-registered AsiaSat Shareholders (that is, shareholders whose AsiaSat Shares are registered in the name of a nominee or intermediary, such as a securities broker, financial institution, trustee or custodian, or in the name of a clearing agency (such as CCASS1) of which the nominee or intermediary is a participant) should carefully follow the instructions that they receive from their nominee or intermediary or contact such nominee or intermediary for assistance in voting their AsiaSat Shares.

If you are in any doubt as to any aspect of this letter or as to the action to be taken, you are encouraged to consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser. If you have not received a Scheme Document and the related Forms of Proxy, please contact the Company Secretary of the Company, at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, fax number: +852 2576 4573.

IMMEDIATE ACTION REQUIRED — NOMINEES AND INTERMEDIARIES etc.

If you are acting as a nominee or intermediary, we should be grateful if you could inform the ultimate beneficial owners of AsiaSat Shares about the importance of exercising their vote by forwarding a copy of this letter to each of them, and explaining to them how they may exercise their votes.

Moreover, we would appreciate your help in identifying which beneficial owners have their AsiaSat Shares currently in a share lending programme and explaining to them the potentially destructive impact on the value of their AsiaSat Shares which could be caused by market participants using borrowed stock to vote against the Proposed Privatisation.

It is important that you inform ultimate beneficial owners of their rights and potential risks. In particular, you should encourage each ultimate beneficial owners, if in any doubt as to any aspect of this letter or as to the action to be taken, to consult its licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you are acting as nominee or intermediary, we would appreciate your confirmation that you have forwarded this letter to each of the ultimate beneficial owners of AsiaSat by Monday, 26 March 2007 if at all possible, either by fax on +852 2576 4573 (marked for the attention of the Company Secretary of the Company) or email at cosecretary@asiasat.com.

Thank you for your kind attention.

Yours faithfully,

For and on behalf of

Asia Satellite Telecommunications Holdings Limited Sue Yeung
Company Secretary

The directors of AsiaSat jointly and severally accept full responsibility for the accuracy of the information contained in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this letter have been arrived at after due and careful consideration and there are no facts not contained in this letter, the omission of which would make any statements in this letter misleading.

[1]	The Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited.